                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                   Form 11-K


                Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934



For the Fiscal Year Ended December 31, 2000
                          -----------------



Commission File Number 1-5881
                       ------



    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
    -----------------------------------------------------------------------
                           (Full Title of the Plan)



                                    BNS Co.
                              200 Frenchtown Road
                   North Kingstown, Rhode Island 02852-1700
                                (401) 886-2000

        (Name of Issuer and Address of its Principal Executive Office)

                                  SIGNATURES
                                  ----------


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in North Kingstown, Rhode Island, on the 27th of June 2001.

                                 BROWN & SHARPE SAVINGS AND RETIREMENT
                                 PLAN FOR MANAGEMENT EMPLOYEES


                                 By:  /s/ Andrew C. Genor
                                      -------------------------------------
                                      Andrew C. Genor
                                      President and Chief Executive Officer

      BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES



                               Table of Contents
                               -----------------



                                                                     Page
                                                                     ----
Report of Ernst & Young LLP, Independent Auditors                       4


Audited Financial Statements:

     Statements of Net Assets Available for Benefits
       at December 31, 2000 and 1999                                    5

     Statements of Changes in Net Assets Available for
       Benefits for the Years Ended December 31, 2000 and 1999          5

     Notes to Financial Statements                                   6-10

Supplemental Schedule:

     Schedule H, Line 4i, Schedule of Assets (Held at End of Year)  11-12


Consent of Independent Auditors                                        13

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
               -------------------------------------------------



Brown & Sharpe Savings and Retirement Plan
 for Management Employees Committee
BNS Co.


    We have audited the accompanying statements of net assets available for benefits of the Brown & Sharpe Savings and Retirement Plan for Management Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                 ERNST & YOUNG LLP


Providence, Rhode Island
May 17, 2001

    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
    -----------------------------------------------------------------------

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                -----------------------------------------------

                                                          December 31,
                                                          ------------
                                                   2000                1999
                                                   ----                ----
Assets:
 Investments (Notes 2 and 5)                    $45,731,709         $49,404,326
 Employer contribution receivable                 1,708,324           1,332,960
                                                -----------         -----------
Net Assets Available for Benefits               $47,440,033         $50,737,286
                                                ===========         ===========

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
          ----------------------------------------------------------

                                                                           For the years ended December 31,
                                                                           --------------------------------
                                                                               2000                1999
                                                                               ----                ----
Additions
---------
Contributions
    Employer                                                               $ 2,066,453          $ 1,715,489
    Employee                                                                 2,221,026            2,322,694
                                                                           -----------          -----------
                                                                             4,287,479            4,038,183
Investment income
    Interest and dividends                                                   3,964,385            4,002,540

Net (depreciation) appreciation
    in fair value of investments                                            (8,476,974)           6,300,716
                                                                           -----------          -----------
Total additions (deductions)                                                  (225,110)          14,341,439

Deductions
----------
   Payments to participants                                                 (3,895,619)          (3,661,533)
   Fees                                                                         (2,559)              (1,903)
                                                                           -----------          -----------
Total deductions                                                            (3,898,178)          (3,663,436)

Transfers
---------
 From Brown & Sharpe Employee Stock Owner-
    ship and Profit Participation Plan                                           1,618                6,081
 From Brown & Sharpe Savings
    and Retirement Plan                                                        824,417              142,934
                                                                           -----------          -----------
Net transfers                                                                  826,035              149,015
                                                                           -----------          -----------

Net (decrease) increase                                                     (3,297,253)          10,827,018
Net assets, beginning of year                                               50,737,286           39,910,268
                                                                           -----------          -----------
Net assets, end of year                                                    $47,440,033          $50,737,286
                                                                           ===========          ===========

See notes to the financial statements.

    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
                         Notes To Financial Statements
                         -----------------------------

                    Years Ended December 31, 2000 and 1999
                    --------------------------------------


1.   Plan Description
     ----------------

     The following description of The Brown & Sharpe Savings and Retirement Plan for Management Employees (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for more complete details.


     General
     -------

     The Plan is a defined contribution plan covering all eligible full-time salaried employees of BNS Co. (the "Company"), formerly Brown & Sharpe Manufacturing Company, and its affiliated companies who participate in the Plan. Such employees are immediately eligible to make deferred salary contributions to the Plan. Six consecutive months of service is required to become a participant receiving Company contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.


     Contributions
     -------------

     The Plan permits a participant to make deferred salary contributions to the Plan up to 16% of compensation up to a maximum of $10,500 in 2000 and $10,000 in 1999, which is not subject to federal income tax until distributed. Contributions are invested at the direction of the employee in one or more investment alternatives, or "Funds," in multiples of 10%.

     The Company may, at the discretion of the Board of Directors, make a supplemental contribution of 4% of annual compensation plus 8% of the amount over the Social Security wage base to the account of each participant to be invested as instructed by the participant. At the discretion of the Board of Directors, the Company increased the supplemental contribution to 6% of annual compensation for fiscal year 2000, due to the Company not contributing to the Employee Stock Ownership and Profit Participation Plan. The Company's supplemental contributions for 2000 and 1999 were $1,708,324 and $1,332,960, respectively.

     In addition, the Plan provides for a Company contribution, or subsidy, equal to one-quarter of the amount of each deferred salary contribution invested directly in the Company Stock Fund. Such Company contributions for 2000 and 1999 were $16,552 and $24,705, respectively.

     In addition, at the discretion of the Board of Directors, the Company may make a matching contribution equal to a percentage not to exceed 25% of the elective contribution, disregarding any elective contribution in excess of 6% of such eligible participant's salary for such Plan year. Such contributions for 2000 and 1999 were $341,577 and $357,824, respectively.

     Participant Accounts
     --------------------

     A separate account is established for each participant when enrolled in the Plan. Each participant's account is credited with (a) participant salary deferrals, (b) Company contributions and (c) Plan earnings. Guaranteed contract account earnings are valued on a monthly basis and are allocated to participants based on a pro rated basis.

    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
                   Notes to Financial Statements (continued)
                   -----------------------------------------
                     Years Ended December 31, 2000 and 1999
                     --------------------------------------


     Investments
     -----------

     The Plan assets are held in a trust administered by Putnam Fiduciary Trust Company as Trustee.

     Administrative Expenses
     -----------------------

     The Company pays substantially all of the expenses associated with administering this Plan.


     Benefits
     --------

     A participant is always vested 100% in deferred salary contributions. Employer contributions become 100% vested in Company contributions after 3 years of service. On January 1, 1998, the Company changed the vesting schedule to 5 years graduated 20 percent vesting per year. If the participant's service date was before January 1, 1998 and he/she was not vested then the vesting schedule is a three year schedule at 20 percent for the first two years and 100% in the third year.

     Upon termination of service, participants are eligible to receive the vested value of their account in a lump sum payment or, if retired, in equal annual installments over a 10-year period or deferred until a future date no later than age 70-1/2.

     Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.


2.   Summary of Significant Accounting Policies
     ------------------------------------------

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the use of management's estimates. Actual amounts could differ from these estimates.

     Investments, other than the Stable Value Fund, are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investment in the Putnam Stable Value Fund is stated at contract value defined as cost plus accrued interest less distributions to date, which approximates fair value. The Plan loans receivable are valued at their outstanding balances which approximate fair value. Purchases and sales of securities are reflected on a trade-date basis. The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the change in the unrealized appreciation (depreciation) on those investments. Dividend income is accrued on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
                   Notes to Financial Statements (continued)
                   -----------------------------------------
                    Years Ended December 31, 2000 and 1999
                    --------------------------------------


3.   Income Tax Status
     -----------------

     The Plan has received a determination letter from the Internal Revenue Service dated April 11, 1995, stating that the Plan is qualified under
     Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4.   Plan Termination
     ----------------

     The Company adopted this Plan with a view to maintaining it permanently. However, the Company reserves the right to modify or amend the Plan from time to time, or to terminate the Plan, and to discontinue making contributions temporarily or permanently depending upon business and economic conditions. The Company cannot amend the Plan so as to deprive any participant of benefits already accrued under the Plan at the time of amendment, nor can the Company take back any contributions which it has made to the Plan except in limited circumstances involving factual error or contributions thought to be deductible which are not deductible. Should the Plan terminate, accounts would become fully vested, regardless of years of service, and would be paid to participants as directed by the Committee administering the Plan.


5.   Investments
     -----------

     Investments held greater than five percent of the Plan's net assets available for benefits at December 31, 2000 and 1999 are as follows:

                                               2000          1999
                                               ----          ----

     Putnam Stable Value Fund               $ 6,676,959  $ 6,178,386
     The George Putnam Fund of Boston         4,300,963    5,123,075
     The Putnam Fund for Growth & Income      6,248,627    7,136,946
     Putnam Voyager Fund                      9,573,753   11,557,500
     Putnam New Opportunities Fund           14,172,621   16,622,992
     Brown & Sharpe Company Stock Fund        2,449,289            -


     During the years ended December 31, 2000 and 1999 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(8,476,974) and $6,300,716 as follows:


                                              2000          1999
                                              ----          ----

     Mutual Funds                         $(9,818,036)  $ 7,812,858
     Common Stock                           1,341,062    (1,512,142)
                                          -----------   -----------
                                          $(8,476,974)  $ 6,300,716
                                          ===========   ===========

    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
                   Notes to Financial Statements (continued)
                   -----------------------------------------
                    Years Ended December 31, 2000 and 1999
                    --------------------------------------


6.   Transactions with Parties-In-Interest
     -------------------------------------

     The Plan invests in mutual funds managed by Putnam Investments, who is also the Plan's recordkeeper and trustee. Therefore, these transactions qualify as party-in-interest.

     The following summarizes activity related to Brown & Sharpe capital stock during the years ended December 31, 2000 and 1999:

                                                                               2000                         1999
                                                                               ----                         ----

                                                                      Shares         Amount         Shares         Amount
                                                                      ------         ------         ------         ------

        Brown & Sharpe Manufacturing Company
        ------------------------------------
               Purchases of capital stock                           334,128.305    $1,050,335     165,815.87      $796,267
               Distributions of capital stock to participants          1,726.00         3,887       9,479.00        48,535
               Sales of capital stock, at market value               166,041.87       644,785      12,857.84        51,958
               Realized investment loss                                      --       (62,111)            --       (90,729)
               Stock held, at fair value                             502,418.30     2,449,289     334,331.86       710,455

    THE BROWN & SHARPE SAVINGS AND RETIREMENT PLAN FOR MANAGEMENT EMPLOYEES
                   Notes to Financial Statements (continued)
                   -----------------------------------------
                    Years Ended December 31, 2000 and 1999
                    --------------------------------------



6.   Subsequent Event
     ----------------

     On April 27, 2001 the Plan Sponsor's shareholders approved the sale of substantially all of the Company's worldwide Metrology business to Hexagon AB, a Swedish company. In conjunction with the sale, Hexagon AB hired the majority of the employees of the Plan Sponsor and created The Brown & Sharpe, Inc. Savings Plan. As a result, a plan-to-plan transfer of assets is scheduled to take place by year-end 2001 that will convey the plan assets of the transferring employees into The Brown & Sharpe, Inc. Savings Plan.

     Employees not hired by Hexagon have remained with the original Company, which has been renamed BNS Co. These employees will continue to participate in the existing plan with BNS Co. acting as Plan Sponsor.

     On May 10, 2001, the Company issued a 1 for 5 reverse stock split.

                             SUPPLEMENTAL SCHEDULE
                             ---------------------

      Brown & Sharpe Savings and Retirement Plan for Management Employees
                     EIN No. 05-0113140       Plan No. 002
         Schedule H, Line 4i  Schedule of Assets (Held at End of Year)


      Shares or Face Value                      Description                                         Current Value
=================================================================================================================
                                        The George Putnam Fund of Boston *
250,492.906 shares                      Balanced fund consisting of stocks and corporate              $  4,300,963
                                        and government bonds



                                        Putnam New Opportunities Fund *
241,771.088 shares                      Long-term growth funds consisting of stock of                   14,172,621
                                        certain emerging industry groups that in Putnam
                                        Investments' view offer long-term growth potential



                                        Putnam Voyager Fund *
410,890.673 shares                      A combination of stocks of small companies expected              9,573,753
                                        to grow over time in addition to stocks of larger more
                                        established corporations



                                        Brown & Sharpe Company Stock Fund *
502,418.297 shares                      Consisting of 502,418.297 shares of Brown & Sharpe               2,449,289
                                        Class A & B Common Stock



                                        The Putnam Fund for Growth & Income *
319,950.173  shares                     A combination of attractive priced stocks of companies           6,248,627
                                        viewed by Putnam to offer long-term growth potential
                                        while also providing income



                                        Brown & Sharpe Stable Value Fund
6,676,959 shares                        Putnam Stable Value Fund *                                       6,676,959
                                                                                                      ------------


SUB TOTAL ASSETS HELD                                                                                 $ 43,422,212
                                                                                                      ------------

* Identifies party-in-interest to the Plan.

      Brown & Sharpe Savings and Retirement Plan for Management Employees
                     EIN No. 05-0113140       Plan No. 002
   Schedule H, Line 4i Schedule of Assets (Held at End of Year) (continued)

     Shares or Face Value                    Description                                       Current Value
============================================================================================================
                                        Putnam Diversified Income Trust *
9,244.168 shares                        Seeks income consistent with preservation                $    90,685
                                        of capital.  The fund invests in fixed income
                                        securities such as U.S. Government obligations,
                                        lower rated U.S. corporate debt and debt
                                        obligations of foreign governments.



                                        Putnam Asset Allocation - Growth Portfolio *
11,514.885 shares                       Invests in equities and fixed income securities.             126,318
                                        The fund is weighted more toward equity investments
                                        that traditionally return more than fixed income
                                        securities.



                                        Putnam Asset Allocation - Balanced Portfolio *
20,198.227 shares                       Invests in equities and fixed income securities. The         218,545
                                        fund takes a balanced approach between equities and
                                        fixed income investments regarding investment
                                        philosophy.



                                        Putnam Asset Allocation - Conservative Portfolio *
16,205.244 shares                       Invests in equity and fixed income securities weighted       149,899
                                        more towards the fixed income securities



                                        Putnam International Growth Fund *
34,803.465 shares                       Invests in companies located outside of the United           859,994
                                        States

                                        *Plan Loans Receivable  7% to 10.25%                         864,056
                                                                                                 -----------

TOTAL ASSETS HELD                                                                                $45,731,709
                                                                                                 ===========

* Identifies party-in-interest to the Plan.

                        Consent of Independent Auditors



We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 2-77575, and 33-23603) pertaining to the Brown & Sharpe Savings and Retirement Plan for Management Employees of our report dated May 17, 2001, with respect to the financial statements and schedule of the Brown & Sharpe Savings and Retirement Plan for Management Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2000.



                                  ERNST & YOUNG LLP



Providence, Rhode Island
June 22, 2001